FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 21 April 2005 – 2 May 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Telecom to sell its stake in Independent Newspapers Limited

Miscellaneous

Notification under Listing Rule 10.7.2

29 April 2005

MEDIA RELEASE

Telecom to sell its stake in Independent Newspapers Limited

Telecom announced today that it has reached conditional agreement to sell its entire stake in Independent Newspapers Limited (“INL”) to Nationwide News Pty Limited, an affiliate of News Corporation, (“News”). That stake comprises 43,943,319 INL ordinary shares representing approximately 12% of INL’s ordinary shares.

Telecom expects to receive around $272 million for its stake (representing $6.19 per share based on the volume weighted average price of Sky shares over a period of approximately one month), corresponding to a gain on sale of approximately $86 million.

The agreement is subject to a number of conditions including INL shareholders approving the increase of News’ interest in INL and each of the High Court and INL and SKY shareholders approving the scheme of arrangement to merge INL and SKY. Full and further disclosure on the terms of the agreement has been made to the NZX.

For further information, please call:

Philip King

General Manager Corporate Affairs

04 498 5666 027 444 0203

philip.king@telecom.co.nz

29 April 2005

Notification to NZX Pursuant to LR 10.7.2 of Disposition of Shares

in Independent Newspapers Limited

Telecom Corporation of New Zealand Limited (Telecom) gives notice to NZX under Listing Rule 10.7.2 that it has entered into a conditional contract to sell its entire stake in Independent Newspapers Limited to Nationwide Newspapers Pty Limited (Nationwide). Nationwide’s obligations under the contract are unconditionally and irrevocably guaranteed by News Corporation.

For the purpose of Listing Rule 10.7.2 relevant details are:

(a)	Name of Other Issuer: Independent Newspapers Limited (INL).

(b)	Number and Class of Securities: 43,949,319 ordinary shares.

(c)	Percentage Disposed of: 12.05%.

(d)	Price Per Security: $6.19 per share, being an aggregate amount of $272,009.145 (subject to retention amounts (if any)).

(e)	Percentage Retained: Nil.

(f)	Material Conditions:

•	News obtaining Overseas Investment Commission consent by 30 May 2005 to it holding up to a 43.6% interest (or such higher percentage as the Commission may allow) in the new company to be formed out of the merger of INL and Sky Network Television Limited (SKY).

•	INL shareholders approving the increase of News’ interest in INL arising from its proposed acquisition of Telecom’s INL shares and also approving other rights created by the contract, in each case by 30 June 2005.

•	INL and SKY shareholders approving by 30 June 2005 the proposed Scheme of Arrangement to merge INL and Sky.

•	The High Court approving that Scheme of Arrangement by 8 July 2005.

(g)	Settlement: The shares are to be sold on the Business Day following the High Court order referred to above and payment is to be made on the earlier of the day on which the new merged company despatches payment of the cash consideration to INL shareholders and the fifth Business Day after the shares are sold.

For further information, please call:

Philip King

General Manager Corporate Affairs

04 498 5666 027 444 0203

philip.king@telecom.co.nz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEWZEALAND LIMITED

By:	/s/Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated: 2 May 2005